UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: April 7, 2017

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

The9 Limited Announces Unaudited Financial Information

As of and For the Six Months Ended December 31, 2016

The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended December 31, 2016 and its unaudited consolidated balance sheet as of December 31, 2016.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six month ended Jun 30	Six month ended December 31
	2016	2015	2016	2016
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (Note)
Revenues:
Online game services	20,655,337	18,901,326	27,910,283	4,019,917
Other revenues	2,392,933	3,365,669	5,326,969	767,243

	23,048,270	22,266,995	33,237,252	4,787,160
Sales taxes	(61,508)	(163,042)	(24,728)	(3,562)

Total net revenues	22,986,762	22,103,953	33,212,524	4,783,598
Cost of revenues	(28,335,686)	(33,056,539)	(20,183,093)	(2,906,970)

Gross (loss) profit	(5,348,924)	(10,952,586)	13,029,431	1,876,628

Operating (expenses) income :
Product development	(43,825,469)	(72,600,152)	(34,165,939)	(4,920,918)
Sales and marketing	(11,383,633)	(16,251,921)	(9,903,014)	(1,426,331)
General and administrative	(42,786,711)	(84,550,138)	(86,261,135)	(12,424,188)
Impairment loss on goodwill	(10,561,857)	—	—	—
(Provision)/reversal of provision for allowance for long-term receivables and prepayments	—	(8,439,580)	—	—
Impairment on intangible assets	(68,003,805)	—	—	—
Gain on disposal of subsidiaries	—	3,339,394	—	—

Total operating expenses	(176,561,475)	(178,502,397)	(130,330,088)	(18,771,437)
Other operating income (expenses)	163,642	(1,797,518)	3,441,107	495,622

Loss from operations	(181,746,757)	(191,252,501)	(113,859,550)	(16,399,187)
Impairment on available-for-sale investment	(244,798,058)	—	—	—
Impairment on other investment	—	—	(2,806,439)	(404,211)
Interest income (expenses), net	(33,073,698)	(6,615,217)	(23,236,767)	(3,346,791)
Fair value change on warrants liability	37,249,592	(7,129,161)	10,807,612	1,556,620
Loss on disposal of equity investee and available-for-sale investment	—	—	(1,217,405)	(175,343)
Other income (expenses), net	(2,217,574)	(651,562)	(7,734,697)	(1,114,028)

Loss before income tax expense and share of loss in equity method investments	(424,586,495)	(205,648,441)	(138,047,246)	(19,882,940)
Income tax benefit (expense)	—	—	6,079,282	875,599
Share of loss in equity method investments	(29,955,544)	(11,973,707)	(80,579,942)	(11,605,926)

Net loss for the year	(454,542,039)	(217,622,148)	(212,547,906)	(30,613,267)
Net loss attributable to noncontrolling interest	(45,277,123)	(9,682,188)	(13,307,081)	(1,916,618)
Net loss attributable to redeemable noncontrolling interest	(7,072,359)	(17,123,902)	(7,651,793)	(1,102,087)

Attributable net loss to The9 Limited	(402,192,557)	(190,816,058)	(191,589,032)	(27,594,562)
Change in redemption value of redeemable noncontrollling interest	37,863,439	43,042,743	45,026,749	6,485,201

Net loss attributable to holders of ordinary shares	(440,055,996)	(233,858,801)	(236,615,781)	(34,079,763)

Other comprehensive income (loss):
Currency translation adjustments	(1,314,419)	(320,719)	(440,220)	(63,405)

Total comprehensive loss	(455,856,458)	(217,942,867)	(212,988,126)	(30,676,672)
Comprehensive loss attributable to:
noncontrolling interest	(53,853,568)	(10,800,210)	(12,439,886)	(1,791,716)
redeemable noncontrolling interest	(7,072,359)	(17,123,902)	(7,651,793)	(1,102,087)
The9 Limited	(394,930,531)	(190,018,755)	(192,896,447)	(27,782,869)
Net loss attributable to holders of ordinary shares per share
- Basic	(18.46)	(10.05)	(9.89)	(1.42)

- Diluted	(18.46)	(10.05)	(9.89)	(1.42)

Weighted average number of shares outstanding
- Basic	23,836,873	23,269,536	23,915,501	23,915,501

- Diluted	23,836,873	23,269,536	23,915,501	23,915,501

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.9430, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2016.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2015	As of December 31, 2016
	RMB (audited)	RMB (unaudited)	US$ (unaudited)
Assets
Current Assets:
Cash and cash equivalents	49,010,541	38,878,076	5,599,608
Accounts receivable, net of allowance for doubtful accounts of RMB991,743 and RMB992,010 as of December 31, 2015 and 2016, respectively	7,153,663	8,607,120	1,239,683
Advances to suppliers	898,126	9,085,165	1,308,536
Prepayments and other current assets	9,463,149	11,625,716	1,674,452
Amounts due from a related party	10,732,643	19,842,139	2,857,862

Total current assets	77,258,122	88,038,216	12,680,141
Investments in equity investees	267,539,694	163,037,501	23,482,284
Property, equipment and software, net	33,846,518	26,765,824	3,855,081
Goodwill	10,342,694	—	—
Intangible assets, net	78,876,486	—	—
Land use right, net	68,352,386	66,431,476	9,568,123
Other long-lived assets, net	1,879,021	6,618,977	953,331

Total Assets	538,094,921	350,891,994	50,538,960

Liabilities, Redeemable Noncontrolling Interest and Shareholders’ Equity (Deficit)
Current Liabilities:
Short-term bank borrowing	—	107,517,367	15,485,722
Accounts payable	41,248,455	37,038,856	5,334,704
Other taxes payable	551,445	283,994	40,904
Advances from customers	19,605,593	26,711,967	3,847,323
Amounts due to related parties	77,730,267	107,203,023	15,440,447
Deferred revenue	18,552,217	15,921,873	2,293,227
Refund of game points	169,998,682	169,998,682	24,484,903
Warrants	64,414,941	16,357,737	2,356,004
Interest payables	—	412,626	59,431
Accrued expense and other current liabilities	35,864,424	92,302,898	13,294,383

Total current liabilities	427,966,024	573,749,023	82,637,048
Long-term borrowing	31,726,575	35,141,459	5,061,423
Convertible notes	135,182,536	197,284,836	28,414,927
Deferred tax liabilities, non-current	5,690,705	—	—

Total Liabilities	600,565,840	806,175,318	116,113,398

Redeemable noncontrolling interest	178,605,097	246,771,133	35,542,436
Shareholders’ Equity (Deficits):
Ordinary shares (US$0.01 par value; 23,701,601 and 23,915,501 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	1,917,620	1,931,642	278,214
Additional paid-in capital	2,080,041,288	2,525,599,832	363,762,038
Statutory reserves	28,071,982	28,071,982	4,043,206
Accumulated other comprehensive (loss) income	(3,372,588)	2,582,023	371,889
Accumulated deficit	(2,304,020,698)	(2,897,802,287)	(417,370,342)

The9 Limited shareholders’ equity (deficit)	(197,362,396)	(339,616,808)	(48,914,995)
Noncontrolling interest	(43,713,620)	(362,437,649)	(52,201,879)

Total shareholder’s equity (deficit)	(241,076,016)	(702,054,457)	(101,116,874)

Total liabilities, redeemable noncontrolling interest and shareholder’s equity (deficits)	538,094,921	350,891,994	50,538,960

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.9430, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2016.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 Limited develops and/or operates, directly or through its affiliates, its proprietary MMO and mobile games, including CrossFire new mobile game and Song of Knights. The9 Limited’s joint venture has also obtained an exclusive license for publishing and operating CrossFire 2, which is under development by a third-party game developer, in China. The9 Limited also engages in mobile advertising and mobile app education businesses. The9 Limited has formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.